

DIVISION OF
CORPORATION FINANCE

March 31, 2010

Mr. Colman Cheng
Chief Financial Officer
China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People's Republic of China

> **Re:** **China Nutrifruit Group Limited**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 30, 2009**
> **File No. 001-34440**

Dear Mr. Cheng:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2009

Consolidated Statements of Income, page 55

1. It appears your fiscal year 2008 statement of income includes a portion, but not all, of the results of operations of Daqing Longheda Food Company Limited for fiscal 2008. We also note you underwent a recapitalization whereby Fezdale

Investments Limited (and its operating subsidiary Daqing Longheda Food Company Limited) became the accounting acquirer of Fashion Tech International, Inc., a non-operating registered company. Please provide to us your comprehensive accounting analysis that supports your current presentation, including your inclusion of separate unaudited proforma consolidated financial statements. In this regard, we would normally expect your historical financial statements to present the historical results of operations of your operating company (Daqing Longheda Food Company Limited) for all periods required to be presented.

Note 1 – Nature of Business, page 58

2.   We note the return to Mr. Kung of the "make good shares" in fiscal year 2009 resulted in compensation cost of $9,519,316. Please provide an analysis and cite the accounting literature underlying your method of accounting for these shares.

Note 10 – Provision for Income Taxes, page 68

3.   In regards to your U.S. deferred tax asset, we note you disclose "it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets, and therefore no valuation allowance has been provided…". Since it does not appear that you have had income generated in the United States, please tell us your basis for this assertion and how you intend to realize the tax benefit associated with these deferred tax assets.

4.   We note within your reconciliation of taxes at the statutory rate to taxes at the effective tax provision you have included "tax losses not yet recognized." Please tell us the nature of this item and whether it represents a temporary difference between tax recognition and financial statement recognition that should be recognized as a deferred tax liability (or the reduction of a deferred tax asset). Refer to FASB ASC 740-10-25-23 and 25-29.

5.   We note you disclose at March 31, 2009 that if $15,014,000 permanently reinvested accumulated undistributed earnings of non-U.S. were remitted, the company would incur $1,201,000 of additional taxes. Please tell us how you determined and calculated the $1,201,000 amount. Please also expand your disclosure to address any tax imposed by PRC taxing authorities or other restrictions on what amount may be repatriated into the United States.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief